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Companies - Portfolio (FGCI Article)                                  Page 1


                       MetroGolf to be Acquired by             Business Wire
                       Family Golf

                       December 24, 1997 9:53 AM EST

[LOGO]
                       MELVILLE, NY--(BUSINESS WIRE)--Dec. 24, 1997--Family Golf Centers, Inc. (NASDAQ, NM: FGCI) and MetroGolf Incorporated (NASDAQ: MGLF, BSE: MGO), announced today the execution of definitive agreements pursuant to which a subsidiary of Family Golf will commence a cash tender offer for all of the outstanding shares of the Company's Common Stock at a purchase price of $1.50 per share some time next week. The offer will be subject to customary conditions, including the tender of a minimum of 51% of the Company's shares on a fully diluted basis (subject to certain exceptions), certain regulatory and contractual approvals and certain other conditions. Following consummation of the offer, the agreements contemplate a merger to acquire the remaining shares at the same $1.50 per share price.


                       MetroGolf's Board of Directors unanimously approved the agreement and recommends that stockholders tender their shares. In connection with such approval and recommendation, the Board obtained the opinion of its financial advisor to the effect that, as of the date of the definitive agreements and subject to the manner set forth therein, the cash consideration to be received by the MetroGolf stockholders, in the offer and the merger, is fair to such Stockholders from a financial point of view.

                       Mr. Charles D. Tourtellotte, Chairman and CEO MetroGolf, stated that: "We are pleased to announce the acquisition of our Company by Family Golf at what we believe to be a fair price for our shareholders."

                       MetroGolf Incorporated operates 8 golf facilities in major metropolitan locations. Family Golf owns, operates or is constructing 57 golf-related facilities in 18 states.

                       -c- Business Wire. All rights reserved.